SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OWENS CORNING

SAVINGS AND SECURITY PLAN

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Commission File No. 1-3660

Owens Corning Savings and Security Plan

Contents

Report Letters	1-2

Statement of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-11

Schedule of Assets Held at End of Year	Schedule I

EX-23.1

EX-23.2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings and Security Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings and Security Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits of the Plan for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Toledo, Ohio

June 26, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Owens Corning Savings and Security Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings and Security Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Toledo, Ohio

June 23, 2006

Owens Corning Savings and Security Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2006	2005
Assets
Investments—Participant directed (Note 4):
Mutual funds	$161,134,405	$138,575,808
Common collective trust fund	8,196,828	938,550
Company common stock and warrants	315,509	1,767,099
Loans to participants (Note 5)	9,453,108	8,071,671

Total investments	179,099,850	149,353,128

Due from Owens Corning	—	195,162
Other receivables	89	5,039

Total other assets	89	200,201

Total assets	179,099,939	149,553,329

Liabilities—Due to participants	—	6,979

Net Assets Available for Plan Benefits at Fair Value	179,099,939	149,546,350

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	82,306	—

Net Assets Available for Plan Benefits	$179,182,245	$149,546,350

See Notes to Financial Statements.

Owens Corning Savings and Security Plan

Statement of Changes in Net Assets

Available for Plan Benefits

	Year Ended December 31
	2006	2005
Additions to Net Assets Available for Plan Benefits
Investment income:
Dividends	$9,585,232	$5,200,087
Interest on loans to participants	495,687	329,358
Net appreciation in fair value of investments (Note 3)	4,942,960	971,315

Total investment income	15,023,879	6,500,760

Contributions:
Participants	18,442,966	15,871,263
Owens Corning	11,448,103	9,412,577

Total contributions	29,891,069	25,283,840
Transfers in	875,113	5,088,283

Total additions	45,790,061	36,872,883

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(15,061,303)	(11,261,006)
Transfers out	(832,615)	(954,824)
Administrative expenses and other	(260,248)	(183,185)

Total deductions	(16,154,166)	(12,399,015)

Net Increase	29,635,895	24,473,868

Net Assets Available for Plan Benefits
Beginning of year	149,546,350	125,072,482

End of year	$179,182,245	$149,546,350

See Notes to Financial Statements.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1—Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan—Owens Corning Savings and Security Plan (the “Plan”) principally benefits designated groups of hourly employees of Owens Corning and certain subsidiaries (collectively, the “Company”). An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses.

Plan investment elections are shares of mutual funds managed by Fidelity Investments and Company stock and warrants. The Plan does not currently permit new investments in Company stock, but allows participants to elect to transfer amounts currently invested in Company stock and warrants to any other investment fund. Fidelity Management Trust Company is the trustee (the “Trustee”) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Contributions—Participants may elect to contribute from 1 percent to 50 percent of their base pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Plan may provide a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available.

The Company matches 100 percent of participants’ contributions up to 5 percent of eligible compensation deferred, at most locations. At most remaining locations, the Company matches 50 percent of all participants’ contributions up to 5 percent of eligible compensation deferred. The Company may match participant contributions at various negotiated rates at certain other locations. All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, contributions are invested in the Fidelity Managed Income Portfolio. Prior to November 1, 2005, such contributions were invested in the Fidelity Retirement Money Market Portfolio.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1—Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

Participants earned discretionary profit-sharing contributions of $0 and $195,162 for the years ended December 31, 2006 and 2005, respectively. These discretionary profit-sharing contributions were fully paid subsequent to the Plan’s year end and are included as Due from Owens Corning in the related statement of net assets available for plan benefits.

Included in participant contributions for the years ended December 31, 2006 and 2005, in the accompanying financial statements is $607,608 and $543,546, respectively, of rollovers from other plans.

Allocation of Contributions—Participant contributions and Company-matching contributions are allocated to individual participant accounts each pay period. Discretionary company contributions are allocated to participant accounts based upon a specified percentage of an employee’s compensation. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options—Participants elect to have their contributions invested in 1 percent increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis.

Investment Valuation—The Plan’s investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices. The fair value of the Plan’s investments in Owens Corning common stock and warrants is based on the New York Stock Exchange closing market prices. Participant loans are stated at their outstanding balances, which approximates fair value.

Benefit Payments—Benefits are recorded when paid.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1—Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes—The Internal Revenue Service has issued a determination letter dated April 8, 2004, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as it is withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination—Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances, including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings on those contributions.

Change in Presentation—In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the statement of net assets. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $82,306 as of December 31, 2006. There was no impact of the implementation of the FSP on the 2005 financial statements.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1—Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

Reclassification—Certain amounts on the 2005 financial statements have been reclassified to conform with the 2006 presentation.

Note 2—Plan Sponsor’s Voluntary Petition for Relief Under Chapter 11

As discussed in Note 1 of the Company’s 2005 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan was funded in accordance with the plan agreement provisions up to the time that the Company emerged from bankruptcy on October 31, 2006 and continues to operate under those plan provisions.

In connection with the Company’s emergence from bankruptcy, the shares of common stock in the Company common stock fund were cancelled on October 31, 2006. Participants who, as of that date, had amounts invested in the Company common stock fund in their accounts received warrants to purchase shares of the reorganized company.

Note 3—Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

During 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $4,942,960 and $971,315, respectively, as follows:

	2006	2005
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$6,131,992	$2,048,999
Common stock and warrants	(1,189,032)	(1,077,684)

Total	$4,942,960	$971,315

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 4—Significant Plan Investments

The following presents investments that represent 5 percent or more of the net assets available for benefits at December 31, 2006:

Fidelity Retirement Money Market Portfolio	$49,122,213
Fidelity Low-priced Stock Fund	27,230,391
Fidelity Puritan Fund	11,534,419
Spartan U.S. Equity Index Fund	11,094,012
Fidelity Diversified International Fund	10,865,652
Fidelity Blue Chip Growth Fund	10,307,274

The following presents investments that represent 5 percent or more of net assets available for benefits at December 31, 2005:

Fidelity Retirement Money Market Portfolio	$46,505,836
Fidelity Low-priced Stock Fund	24,280,719
Fidelity Blue Chip Growth Fund	10,483,491
Spartan U.S. Equity Index Fund	9,912,302
Fidelity Puritan Fund	9,853,510
Fidelity Diversified International Fund	8,050,538

Note 5—Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of his or her total vested account balance, limited to the total of contributions designated as before tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the Plan’s terms, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 6—Vesting, Forfeiture and Distributions

At a majority of locations, participants become 100 percent vested in Company contributions and earnings thereon after five years of completed service at a rate of 20 percent per year. At most remaining locations participants become 100 percent vested after three years of completed service. Such amounts also become fully vested upon termination of the participant’s employment due to retirement, disability or death, involuntary termination of the participant’s employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Employees are always 100 percent vested in participant contributions.

Such vested contributions and earnings thereon are automatically distributable after termination of employment and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed with the plan administrator within 90 days of termination.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year and again between July 1 and December 31 of the year. Participants who have attained age 65 and are fully vested may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment. Participants aged 59 1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings up to two times each calendar year on the same dates as discussed above. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Company contributions and earnings thereon subsequent to December 30, 1989 cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $537,191 and $318,354 in the years ended December 31, 2006 and 2005, respectively. The forfeited amounts were used to reduce Company contributions for the years ended December 31, 2006 and 2005.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 7—Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for plan benefits.

Owens Corning Savings and Security Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan No. 014

December 31, 2006

(A)(B) Identity of Issuer, Borrower, Lessor, or Similar Party	(C) Description of Investment	(D) Cost	(E) Current Value
	Mutual funds:
Fidelity **	Retirement Money Market Portfolio	*	$49,122,213
	Low-priced Stock Fund	*	27,230,391
	Blue Chip Growth Fund	*	10,307,274
	Spartan U.S. Equity Index Fund	*	11,094,012
	Puritan Fund	*	11,534,419
	Diversified International Fund	*	10,865,652
	Growth & Income Portfolio	*	7,572,799
	Growth Companies	*	6,624,400
	Investment Grade Bond Fund	*	3,280,000
	Aggressive Growth Fund	*	1,896,609
	Freedom 2020	*	2,991,483
	Freedom 2010	*	2,112,266
	U.S. Bond Index	*	1,419,690
	Freedom 2030	*	1,682,621
	Spartan Extended Market Index	*	1,071,179
	Freedom 2040	*	1,020,313
	Contrafund	*	1,924,593
	Freedom Income	*	341,279
	Freedom 2000	*	306,806
American Beacon	Large Cap Value Plan Ahd	*	754,166
Ariel Capital Mgmt	Ariel Fund	*	186,647
Columbia Mgmt	Columbia Acorn USA Fund Class Z	*	595,724
Goldman Sachs	Mid Cap Value CL A	*	330,119
Lazard	Emerging Markets Instl CL	*	3,712,616
Munder Funds	Mid-Cap Core Growth Class Y	*	831,874
Neuberger Berman	International Trust CL	*	1,110,704
Wells Fargo	Small Cap Value CL Z	*	1,214,556
Fidelity **	Common collective trust fund—Managed Income Portfolio	*	8,279,134
Owens Corning **	Company common stock—Warrant Fund	*	315,509
Participants	Loans to participants (interest rates ranging from 4% to 9.75%; maturity dates ranging from 2007 to 2012)	—	9,453,108

	Total investments		$179,182,156

*	Cost information not required.
**	Represents party in interest

Schedule I